

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Gilad Yavetz
Chief Executive Officer and Director
Enlight Renewable Energy Ltd.
13 Amal St. Afek Industrial Park,
Rosh Ha'ayin, Israel

> **Re: Enlight Renewable Energy Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted November 18, 2022**
> **CIK No. 0001922641**

Dear Gilad Yavetz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Capitalization, page 60

1.   We note you include Financial assets at fair value through profit or loss as a cash equivalent. However, the amount presented as Total Cash and cash equivalents does not match the amount reflected on the statements of financial position of $250,553. Tell us why you believe this asset qualifies as a cash or cash equivalent or revise your presentation accordingly. Refer to IAS 7.6-7.

Management's discussion and analysis of financial condition and results of operations

Segment information

Reconciliation of Non-IFRS Financial Information, page 76

2.   We note from your response to prior comment 7 that you have provided a reconciliation of Total Segment Adjusted EBITDA to net income "even though the Company does not derive Total Segment Adjusted EBITDA from net income" and that you have "not used this measure on a stand-alone basis in the Registration Statement." As Total Segment Adjusted EBITDA appears to include an adjustment reflective of a balance sheet item, please further clarify for us how the presentation of this measure is consistent with Item 10(e) of Regulation S-K or remove it from MD&A.

Notes to the financial statements as of December 31, 2021

Note 28 - Operating segments, page F-84

3.   We note from your response to prior comment 16 that "Segment Revenues are the Revenues amounts that are included in the set of reports which are submitted to the CODM, for the purpose of allocating resources and assessing the performance of operating resources." However, it does not appear that the presentation of measures other than those consistent with revenue from contracts with customers for your reportable segments should be presented. Please revise your disclosure or further explain to us why your current presentation is appropriate.

Notes to the condensed consolidated financial statements as of June 30, 2022

Note 4 - Significant transactions and events during the reporting period

I. Change of estimate in the accounting treatment of the Halutziot project, page F-124

4.   We note from your response to prior comment 19 that you have concluded that IFRIC 12.5 is no longer applicable. To this end, you indicate that resolution 563 allowed for significant changes to be made to the terms of the concession arrangement with the Israeli Electricity Authority ("IEA"), including the "replacement of existing panels with panels based on advanced technology, changes to the structure of facilities and the expansion of production capacities." Please address the following:

•   Tell us whether you have incurred the expenditures for the replacement of the existing panels, when these expenditures were or will be incurred, and at what cost.

•   Provide an analysis in support of your conclusion that the residual interest in the Halutziot facility at the end of the term of the arrangement is significant per IFRIC 12.5(b).

   You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

   Sincerely,

   Division of Corporation Finance
   Office of Energy & Transportation

cc: Joshua G. Kiernan